NAM TAI ELECTRONICS, INC.

PRC headquarter address: Gushu Industrial Estate, Xixiang, Baoan, Shenzhen, People’s Republic of China

Telephone: (86 755) 2749 0666 Facsimile: (86 755) 2747 1549

Hong Kong corresponding address: Unit 5811-12, 58/F, The Center, 99 Queen’s Road Central, Central, Hong Kong

Telephone: (852) 2341 0273 Facsimile: (852) 2263 1223

website: www.namtai.com

October 3, 2012

Via EDGAR

Securities and Exchange Commission (the “Commission” or “Staff”)

c/o Tim Buchmiller

100 F Street, NE

Washington, DC 20549-7010

Re:	Nam Tai Electronics, Inc. (the “Company”)
Form 20-F for the year ended December 31, 2011
Filed March 16, 2012
File No. 001-31583

Dear Mr. Buchmiller:

This is in response your comment letter of September 19, 2012 to the undersigned as the Acting Chief Executive Officer of the Company. For the convenience of the Staff, the comment is repeated verbatim with the Company’s response immediately following.

PFIC Considerations, page 69

1.	We note your response to prior comment 1; however, your discourse that you “may be” treated as a PFIC for 2011 is equivocal and does not provide shareholders sufficient information to assess your PFIC status in 2011. Please clearly state your belief as to whether you were a PFIC in 2011. To the extent that there is significant uncertainty as to your PFIC status, please provide a detailed explanation of this uncertainty. In this regard, please provide us with all relevant calculations used to conduct the 50% or greater test that you described in your response. If you calculate the applicable percentage to be 50% or greater, then please describe the circumstances under which you might not be treated as a PFIC for 2011 and assess the likelihood that taxing authority would reach this conclusion.

Company’s Response:

As indicated in the Company’s 20-F filing for 2011, a corporation will be classified as a PFIC if, among other tests, 50% or more of the value of its assets (based on an average of the quarterly fair market values of the assets during such year) is attributable to assets that either produce passive income or are held for the production of passive income (the “PFIC asset test”). A precise determination of the PFIC status of the Company for 2011 would require a valuation of all of the assets owned by the Company and its subsidiaries at each quarter end during 2011.

On the assumption that (i) cash and cash equivalents are passive assets and (ii) the market capitalization plus total liabilities of a company may be considered a proxy for the company’s total assets, a calculation based on the 2011 quarter-end book values of the Company’s cash and cash equivalents compared to its market capitalization plus total book liabilities indicates that the Company likely exceeded the 50% passive asset threshold for 2011. However, the PFIC asset test requires an actual valuation of the fair market value of each asset and a determination of whether such asset produces or is held for the production of passive income. In addition, even if the Company performed such appraisals at the end of each quarter, the range of valuations on each of the Company’s assets may not provide the investors with any further certainty. As a result, the Company believes that the management and financial resources of the Company that would be required to be devoted to such appraisals and computations can be better deployed in other aspects of the Company’s business. Nevertheless, the Company will disclose to its shareholders that based on a preliminary analysis it is likely that the Company will be considered to be a PFIC for 2011. This practice is consistent with the disclosure made by other foreign private issuers that had experienced a pronounced decrease in their market capitalization in 2011.

Securities and Exchange Commission

October 3, 2012

The Company urges any U.S. holders of the Company’s shares to consult their own tax advisors for guidance in determining their individual tax liability based on their individual circumstances. The Company cannot speculate if the U.S. Internal Revenue Service would make any determination as to the Company’s PFIC status, given that the Company itself is not subject to tax in the United States.

In connection with responding to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

If you have any further comments or questions, please do not hesitate to contact the undersigned.

Sincerely,

NAM TAI ELECTRONICS, INC.

By:	/s/ M. K. Koo
M. K. Koo
Chief Executive Officer

	Ms. Amanda Ravitiz	)
cc:	Mr. Joseph McCann	)	c/o Mr. Tim Buchmiller
	Mr. Tim Buchmiller, Esq.	)	via fax (202) 772-9349